

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2014

<u>Via E-mail</u>
Richard Kassar
Chief Financial Officer
Freshpet, Inc.
400 Plaza Drive, 1st Floor
Secaucus, New Jersey 07094

> **Re:** **Freshpet, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 27, 2014**
> **File No. 333-198724**

Dear Mr. Kassar:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Summary Consolidated Financial Data, page 11</u>

1. In the Pro Forma, as Adjusted column as of June 30, 2014 on page 12, we note that Cash and cash equivalents increased by $23,002 and Total assets increased by $21,550. Please explain the $1,452 difference. The same difference is also noted on page 45 in Selected Historical Consolidated Financial and Other Data.

<u>Dilution, page 42</u>

2. For investor understanding, please revise your disclosure as to why you believe Preferred B Stock should be removed to arrive at net tangible book value.

3. In the second paragraph, you indicate that pro forma net tangible book value as of June 30, 2014 was $56.5 million and is represented by total assets less total liabilities and Preferred B

Stock. Supplementally, please provide us with the detailed calculations used to arrive at the $56.5 million and how they were determined. Provide also the number of shares used to compute the per share amount.

4. It appears the pro forma net tangible book value of $56.5 million is a deficit and should be presented in parentheses. Please revise.

5. In the third paragraph, please provide a value for your pro forma as adjusted net tangible book value. Supplementally, please provide us with the detailed calculations used to arrive at that value and how they were determined. Provide also the number of shares used to compute the per share amount.

6. In the first paragraph following the table on page 42 which describes the impact of a $1.00 increase or decrease, please provide us with the detailed calculations used to determine the change in the dilution of $0.69.

7. In the second paragraph following the table on page 42 which describes the impact of the underwriters' option, please provide us with the detailed calculations of the $0.47 increase.

8. On page 43, please explain why the total number of shares purchased is 31,577,111 and the total number of shares to be outstanding immediately after completion of the offering, as detailed on pages 6 and 106, is 31,799,037. In this regard, we note that the detail provided in the third bullet point on page 10 appears to result in the total number of shares prior to the offering to be 21,382,370, rather than 21,160,444.

General

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

　　　　If you have questions regarding comments on the financial statements and related matters, you may contact Donald F. Delaney, Staff Accountant, at (202) 551-3863 or Kimberly L. Calder, Assistant Chief Accountant, at (202) 551-3701. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　/s/ Brad Skinner for

　　　　　　　　　　　　　　　　H. Roger Schwall
　　　　　　　　　　　　　　　　Assistant Director

cc:　　　Christian O. Nagler
　　　　　Kirkland & Ellis LLP